EXHIBIT 6

October 31, 2013

Consent of Independent Auditor

We hereby consent to the inclusion in this Annual Report on Form 40-F/A for the year ended December 31, 2012 of Canadian Natural Resources Limited of our report dated March 6, 2013, relating to the consolidated financial statements and the effectiveness of internal control over financial reporting, which appear in this Annual Report.

We also consent to the incorporation by reference in the Registration Statement on Form F-9 (File No. 333-177401) of Canadian Natural Resources Limited of our report dated March 6, 2013 referred to above.

SIGNED “PRICEWATERHOUSECOOPERS LLP”
Chartered Accountants